OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

                                                               PARK AVENUE TOWER
                                                             65 EAST 55TH STREET
                                                        NEW YORK, NEW YORK 10022
                                                         TELEPHONE: 212.451.2300
                         August 18, 2005                 FACSIMILE: 212.451.2222

                                                               WWW.OLSHANLAW.COM

                                                       DIRECT DIAL: 212-451-2220
                                                  EMAIL: RFRIEDMAN@OLSHANLAW.COM

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0404
Attention: Brian V. McAllister

                Re:   RESPONSE OF EVERLAST WORLDWIDE, INC. (THE "COMPANY")
                      COMMENT LETTER TO FORM 10-K (SEC FILE NO. 0-25918)
                      --------------------------------------------------

Ladies and Gentlemen:

            We acknowledge receipt of the letter of comment dated August 1, 2005 from the  Securities  and Exchange  Commission  (the  "COMMISSION  LETTER") with regards to our  responses  dated (i) June 20, 2005 to your comment  letter dated
June 1, 2005 and (ii) July 21, 2005 to your comment  letter dated July 11, 2005.
We have reviewed the letter with the Company and the Company's  auditors and the following reflect the Company's  responses to the Commission Letter. The section and page number  referenced  below refer to the Company's  annual report on Form
10-K (the "Annual Report") filed with the Securities and Exchange  Commission on
March 28, 2005. The responses are numbered to coincide with the numbering of the comments in the Commission Letter.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE 7-F

            1.          We note your  response to comment 4 in our letter  dated
                        June 1, 2005 and comment 10 in our letter dated June 20,
                        2005.  Your  responses do not  sufficiently  address the
                        existence or absence of operating segments or components
                        of an  enterprise.  Your  reference  to an  inability to
                        allocate  operating  expenses  in your  response  letter
                        dated  July  21,  2005  does  not   preclude   you  from
                        disclosing   the   required   segment    financial   and
                        descriptive  information.  SFAS No. 131  requires you to
                        make judgments and allocate amounts of profit or loss or
                        assets to operating  segments on a reasonable basis" and
                        provide  a  reconciliation  of  operating   segments  to
                        consolidated   balances   and   explanations   of   your
                        allocations.  Strong  indicators  of  the  existence  of
                        operating  segments may include,  but are not limited to
                        the following:

                                                               NEW JERSEY OFFICE
                                                       2001 ROUTE 46 / SUITE 202
                                                    PARSIPPANY, NEW JERSEY 07054
                                                         TELEPHONE: 973.335.7400
                                                        FACSIMILED: 973.335.8018

August 18, 2005

                        o     Components  of the  enterprise  engage in business
                              activities   which   earn   revenues   and  incurs
                              expenses;
                        o     The  components  operating  results are  regularly
                              viewed by the chief operating decision maker;
                        o     The manner the  company is  organized  to make key
                              operating  decisions  and to  assess  performance.
                              Operating  segments  usually have segment managers
                              directly   responsible  for   maintaining   direct
                              communication  with the chief  operating  decision
                              maker to discuss operating  activities,  financial
                              results, forecasts, or plans for the segments; and
                        o     The  entity  has  discrete  financial  information
                              available for the operating segment.

                        Please  tell us why you  repeatedly  refer  to  apparel,
                        sporting goods and licensing activities in your response
                        letters  dated June 20 and July 21,  2005 and Form 10-K.
                        Include an explanation why you do not believe the entity
                        has operating segments that specifically  address all of
                        the  criteria  in  paragraphs  10- 15 of SFAS  No.  131.
                        Include in your response an organizational hierarchy for
                        the company,  an  explanation  of the functions or areas
                        the company  segregates within its management  structure
                        and all  existing  internal  reports for which  discrete
                        financial information is available.

            COMPANY'S RESPONSE:

            The Company appreciates your assistance in helping it to comply with the applicable  disclosure  requirements  regarding segment  reporting.  We have enclosed an  organizational  chart and a schedule  of profit  (loss) by proposed segments to help make a final determination.

            The Company believes it has previously complied with SFAS No. 131 by using the management  approach.  The CEO of the Company,  George Q Horowitz,  is also its chief  decision-maker.  Mr. Horowitz does not utilize segment  managers
(as  discussed in Paragraph  15) in order to assess  performance  and  determine resources to be allocated.  While there is a Vice  President of Licensing,  this position generally serves as a liaison between the Company and its licensees and does not serve to communicate results to the CEO. The men's apparel and sporting goods  activities are intertwined,  such that the financial  information that is reported  to the  CEO is  not  communicated  by  division  managers,  but by the
Company's  CFO.  The CEO's key  assessment  of  performance  is more by specific product,  and less by apparel,  sporting  goods,  or licensing  activities.  For example,  if a product is not performing well, the Company may choose to license out the  product so that this  particular  product  will  continue  to  generate revenues, albeit thru a different means.

            In addition,  as discussed in our previous response,  the Company is concerned  that there are certain  products sold that could fall into either the apparel  or  sporting  goods  categories  and  therefore  impact  the  Company's disclosure of apparel sales and sporting goods sales.

August 18, 2005
Page3

            The  Company  believes  that  this  information  supports  its  past disclosures.  If it does not, your  recommendation  for this  disclosure will be reflected in our 2004 annual  report on Form 10-K,  as amended.  Please refer to our segment reporting worksheet for what this disclosure would look like.

            Please direct any questions or comments  concerning this response to
Gary J. Dailey at (212) 239-0990 or to the undersigned at (212) 451-2220.

                                                      Very truly yours,

                                                      /s/ Robert H. Friedman
                                                      Robert H. Friedman

cc:  George Horowitz
     Gary J. Dailey

August 18, 2005

                              Organizational Chart

Confidential Treatment Requested by Everlast Worldwide, Inc.

ID No. 81605

ID Code: RESPEX-1

August 18, 2005

                      Schedule of Profit (Loss) by Segment

Confidential Treatment Requested by Everlast Worldwide, Inc.

ID Code: 81605

ID Code: RESPEX-1